FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 31, 2002

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date March 4, 2003	By /s/ Shunji Onda

(Signature)*

Shunji Onda General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice of convocation of the ordinary general meeting of shareholders for the 102nd business term

March 4, 2003

TO OUR SHAREHOLDERS

Canon Inc. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Fujio Mitarai President and C.E.O.

NOTICE OF CONVOCATION
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 102ND BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 102nd Business Term of the Company will be held as described below and that you are requested to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing. After reviewing the following Reference Materials, please indicate your consent/dissent and affix your seal on the enclosed Card for Exercise of Voting Rights, and return it to us.

1. DATE AND HOUR:	March 28 (Friday), 2003 at 10:00 a.m.

2. PLACE:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo (Please see the map on page 22.)

3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING

Matters to be Reported:

Reports on the Business Report, Balance Sheets and Income Statements for the 102nd Business Term (from January 1, 2002 to December 31, 2002).

Matters to be Resolved upon:

Propositions:
Item No. 1- Approval of the Proposal of Profit Appropriation for the 102nd Business Term

Item No. 2 -	Partial Amendment of the Articles of Incorporation Gist of this item is set forth in the “Reference Materials for Exercise of Voting Rights” hereafter.
Item No. 3 -	Acquisition of the Company’s Own Shares Gist of this item is set forth in the “Reference Materials for Exercise of Voting Rights” hereafter.
Item No. 4 -	Election of Twenty-four Directors
Item No. 5 -	Election of One Corporate Auditor
Item No. 6 -	Grant of Retiring Allowance to Directors to be Retired

(The enclosed “Report for the 102nd Business Term,” from page 26 to page 55, is the accompanying document relating to Matters to be Reported and Item No.1 of the Propositions.)

Upon attending the Meeting, please present the enclosed Card for Exercise of Voting Rights to the receptionist at the place of the Meeting.

REFERENCE MATERIALS FOR EXERCISE OF VOTING RIGHTS

1. Number of voting rights held by all shareholders:

871,997 voting rights

2. Propositions and Reference Matters

Item No. 1:	Approval of the Proposal of Profit Appropriation for the 102nd Business Term

Considering further reinforcement of the business organization and the development of the business operation in the future, the Proposal of Profit Appropriation for the 102nd Business Term is intended to be as described in the enclosed “Report for the 102nd Business Term (page 51).”

Regarding the dividends, in order to respond to the continuing support from our shareholders, it is intended to be 17.50 yen per share, which is an increase by 3.00 yen compared to the dividend for the previous term.

Since we have already paid an interim dividend of 12.50 yen per share, together with the above dividend, the dividend for the entire business term will be 30.00 yen total per share, an increase of 5.00 yen compared to the dividend for the previous entire business term.

As for the bonus for Directors, it is intended to be 139,300,000 yen.

In addition, you are requested to approve that, under the provision of tax law, Reserve for Deferral of Capital Gain on Property should be reversed and the Reserve for Special Depreciation should be reversed and accumulated.

Item No. 2:	Partial Amendment of the Articles of Incorporation

1. Reason and purpose of amendment

(1)	Since the preparation of the register of shareholders by electronic means was provided by “The Law to Revise Part of the Commercial Code, etc.” effective as of April 1, 2002 (Law No. 128, 2001), the required amendments to Article 9, Article 32 and Article 33 shall be implemented.

Further, due to the creation of the share acquisition rights system, Article 34 and Article 35, which relate to convertible debentures, are no longer necessary, and thus they will be deleted.

Please note that, pursuant to Article 7 of the supplementary provisions of the abovementioned law, the initial date for calculating dividends for the shares to be issued upon the conversion of convertible debentures which have already been issued shall be the same as before.

(2)	Since the Auditors’ obligation to attend the meetings of the Board of Directors and to state their opinions have been stipulated by “The Law to Revise Part of the Commercial Code and the Law Regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporation” effective as of May 1, 2002 (Law No. 149, 2001), and the term of office of Corporate Auditors has been extended from three years to four years by the same law, the required amendments to Article 20 and Article 25 shall be implemented.

Please note that, pursuant to Article 7 of the supplementary provisions of the abovementioned law, the term of office of Corporate Auditors who are already in office before the end of this Meeting shall remain to be three years.

(3)	Since the system for buying additional shares of less-than-one-unit shares was created by “The Law to Revise Part of the Commercial Code, etc.” effective as of April 1, 2003 (Law No. 44, 2002), in order to adopt this system, the required amendments to Article 6, Article 7 and Article 8 shall be implemented.

Also, since it is possible to relax the quorum for the special resolution of the General Meeting of Shareholders, an amendment for such purpose shall be implemented to Article 12.

Further, in accordance with the creation of the system for the annulment of stock certificates, the required amendments to Article 7 and Article 8 shall be implemented.

In this connection, in order to clarify that these amendments shall become effective as of April 1, 2003, a supplementary provision shall be inserted.

(4)	For the purpose of building a management structure capable of responding rapidly to changes in the business environment, the Company proposes to shorten the term of office of Directors provided in Article 16 from two years to one year.

2.	Substance of Amendment

The substance of the amendment is as follows: (The amended parts are underlined.)

	Current Articles of Incorporation		Proposed Amendment

Chapter II. Shares		Chapter II. Shares

Article 5.	(Text Omitted)	Article 5.	(Same as present text)

(Number of shares to constitute one unit)		(Number of shares to constitute one unit)
Article 6.	One thousand (1,000) shares of the Company shall constitute one unit of shares.	Article 6.	One thousand (1,000) shares of the Company shall constitute one unit of shares.

2.	The Company will not issue stock certificates as to shares of less-than-one-unit, unless the Company deems it necessary for the shareholder.	2.	The Company will not issue stock certificates as to shares of less-than-one-unit (hereinafter “Less-than-one-unit Shares”), unless the Company deems it necessary for the shareholder.

	(new)	3.	Shareholders (including the beneficial owners; hereinafter the same shall apply) who own Less-than-one-unit Shares of the Company may request that the Company sell a number of shares which, when added to the Less-than-one-unit Shares, would equal one unit of shares; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell.

	Current Articles of Incorporation		Proposed Amendment

(Transfer agent)		(Transfer agent)
Article 7.	The Company shall have a transfer agent with respect to its shares.	Article 7.	The Company shall have a transfer agent with respect to its shares.

2.	The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors and a public notice shall be given of such matters.	2.	The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors and a public notice shall be given of such matters.

3.	The register of shareholders of the Company (including the beneficial owners list; hereinafter the same shall apply) shall be kept at the transfer agent’s place of handling business and the business relating to shares, such as transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notification, purchase of less-than-one-unit shares, etc. shall be caused to be handled by the transfer agent and shall not be handled by the Company.	3.	The register of shareholders of the Company (including the beneficial owners list; hereinafter the same shall apply) and the register of loss of share certificates shall be kept at the transfer agent’s place of handling business and the business relating to shares, such as transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notification, registration of loss of share certificates, purchase and sale of Less-than-one-unit Shares, etc. shall be caused to be handled by the transfer

	Current Articles of Incorporation		Proposed Amendment

agent and shall not be handled by the Company.

(Regulations for handling of shares)		(Regulations for handling of shares)
Article 8.	The denomination of share certificates of the Company, transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notifications, purchase of less-than-one-unit shares and other procedures and fees relating to shares shall be governed by the regulations for handling of shares to be established by the Board of Directors.	Article 8.	The denomination of share certificates of the Company, transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notifications, registration of loss of stock certificates, purchase and sale of Less-than-one-unit Shares and other procedures and fees relating to shares shall be governed by the regulations for handling of shares to be established by the Board of Directors.

(Record date)		(Record date)
Article 9.	The Company shall regard the shareholders (including the beneficial owners; hereinafter the same shall apply) entitled to vote and written in the register of shareholders as of the last day of each business year as the shareholders who are	Article 9.	The Company shall regard the shareholders entitled to vote and written or recorded in the register of shareholders as of the last day of each business year as the shareholders who are entitled to exercise the right as shareholders at

	Current Articles of Incorporation		Proposed Amendment

	entitled to exercise the right as shareholders at the ordinary general meeting of shareholders for such business year.		the ordinary general meeting of shareholders for such business year.

2.	In addition to the preceding paragraph, the Company may, whenever the needs arise, regard the shareholders or registered pledgees written in the register of shareholders as of a certain date as shareholders or pledgees who are entitled to exercise the right thereof, by giving public notice thereof in advance.	2.	In addition to the preceding paragraph, the Company may, whenever the needs arise, regard the shareholders or registered pledgees written or recorded in the register of shareholders as of a certain date as shareholders or pledgees who are entitled to exercise the right thereof, by giving public notice thereof in advance.

Chapter III.	General Meeting of Shareholders	Chapter III.	General Meeting of Shareholders

Article 10. thru Article 11.	(Text Omitted)	Article 10. thru Article 11.	(Same as present text)

(Method of adopting resolutions)		(Method of adopting resolutions)
Article 12.	Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present	Article 12.	Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present

	Current Articles of Incorporation		Proposed Amendment

	at the meeting		at the meeting.

	(new)	2.	As to the resolutions under Article 343 of the Commercial Code, they shall be adopted by the vote of two-third or more of the voting rights at a general meeting of shareholders where the shareholders holding one-third or more of the voting rights of all shareholders are present.

Article 13.	(Text Omitted)	Article 13.	(Same as present text)

Chapter IV.	Director and Board of Directors	Chapter IV.	Director and Board of Directors

Article 14. Thru Article 15.	(Text Omitted)	Article 14. Thru Article 15.	(Same as present text)

(Term of office)		(Term of office)
Article 16.	The term of office of Directors shall expire at the end of the ordinary general meeting of shareholders for the final settlement date within two (2) years after their assumption of office.	Article 16.	The term of office of Directors shall expire at the end of the ordinary general meeting of shareholders for the final settlement date within one (1) year after their assumption of office.

2.	The term of office of the Director elected by reason of increase in number or in order to fill	2.	The term of office of the Director elected by reason of increase in number or in order to fill

	Current Articles of Incorporation		Proposed Amendment

	the vacancy shall expire with the expiration of the remaining term of office of the other Directors presently in office.		the vacancy shall expire with the expiration of the remaining term of office of the other Directors presently in office.

Article 17. thru Article 19.	(Text Omitted)	Article 17. thru Article 19.	(Same as present text)

(Board of Directors)		(Board of Directors)
Article 20.	The Board of Directors shall be composed of the Directors and, in addition to the matters provided by laws or ordinances or by these Articles of Incorporation, shall make decision on the execution of important business of the Company.	Article 20.	The Board of Directors shall be composed of the Directors and, in addition to the matters provided by laws or ordinances or by these Articles of Incorporation, shall make decision on the execution of important business of the Company.

2.	The Corporate Auditors of the Company may attend the Board meetings and express their opinions.	2.	The Corporate Auditors of the Company are required to attend the Board meetings and express their opinions when they deem it necessary.

Article 21. thru Article 22.	(Text Omitted)	Article 21. thru Article 22.	(Same as present text)

Chapter V.	Corporate Auditor and Board of Corporate Auditors	Chapter V.	Corporate Auditor and Board of Corporate Auditors

Article 23. thru Article 24.	(Text Omitted)	Article 23. thru Article 24.	(Same as present text)

Current Articles of Incorporation		Proposed Amendment

(Term of office)		(Term of office)
Article 25.	The term of office of Corporate Auditors shall expire at the end of the ordinary general meeting of shareholders for the final settlement date within three (3) years after their assumption of office.	Article 25.	The term of office of Corporate Auditors shall expire at the end of the ordinary general meeting of shareholders for the final settlement date within four (4) years after their assumption of office.

2.	The term of office of the Corporate Auditor elected to fill the vacancy shall expire with the expiration of the remaining term of office of the retired Corporate Auditor.	2.	The term of office of the Corporate Auditor elected to fill the vacancy shall expire with the expiration of the remaining term of office of the retired Corporate Auditor.

Article 26. thru Article 30.	(Text Omitted)	Article 26. thru Article 30.	(Same as present text)

Chapter VI.	Accounting	Chapter VI.	Accounting

Article 31.	(Text Omitted)	Article 31.	(Same as present text)

(Dividends of profits)		(Dividends of profits)
Article 32.	Dividends of profits shall be paid to the shareholders or registered pledgees written in the register of shareholders as of the last day of each business year.	Article 32.	Dividends of profits shall be paid to the shareholders or registered pledgees written or recorded in the register of shareholders as of the last day of each business year.

Current Articles of Incorporation		Proposed Amendment

(Interim dividends)		(Interim dividends)
Article 33.	By resolution of the Board of Directors, the Company may distribute interim dividends to the shareholders or registered pledgees written in the register of shareholders as of June 30 each year.	Article 33.	By resolution of the Board of Directors, the Company may distribute interim dividends to the shareholders or registered pledgees written or recorded in the register of shareholders as of June 30 each year.

(Time of conversion of convertible debentures)
Article 34.	The first dividends of profits or interim dividends on the shares issued by the conversion of convertible debentures which the Company has issued shall be paid as if such conversion were made on January 1 when the request for conversion is made from January 1 to June 30, and on July 1 when the request for conversion is made from July 1 to December 31.		(delete)

Supplementary Provisions		Supplementary Provisions

(Transfer agent in respect of foreign currency convertible debentures)
Article 35.	With respect to the convertible debentures in foreign currency issued by the Company, the Company shall have a transfer agent or agents		(delete)

Current Articles of Incorporation	Proposed Amendment

in foreign countries.

(new)	Amendments to Article 6, Article 7, Article 8 and Article 12 shall become effective as of April 1, 2003.

Note:	Regarding the underlined word “adopted” in Article 12, although the Japanese expression has been changed, it was not necessary to amend the English translation.

Item No. 3: Acquisition of the Company’s Own Shares

In order to respond to requests of additional purchase of less-than-one-unit shares, etc., pursuant to Article 210 of the Commercial Code, the Company wishes that it is permitted to acquire the common stock of the Company, starting from the end of this Meeting through the end of the next Ordinary General Meeting of Shareholders, within the limitation of one (1) million shares or five (5) billion yen in total.

Item No. 4: Election of Twenty-four Directors

The term of offices of all of the twenty-one Directors will expire at the end of this Meeting. Therefore, we would like you to newly elect twenty-four Directors.

The candidates for the Directors are as follows:

Number of
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

1	Fujio Mitarai (Sep. 23, 1935)	As of Apr. 1961:	Entered the Company	56,828 shares
		Mar. 1981:	Director of the Company
		Mar. 1985:	Managing Director of the Company
		Mar. 1989:	Senior Managing & Representative Director of the Company
		Mar. 1993:	Executive Vice President & Representative Director of the Company
		Sep. 1995:	President & C.E.O. of the Company (present)

2	Ichiro Endo (Jan. 2, 1941)	As of Apr. 1964:	Entered the Company	16,678 shares
		Mar. 1989:	Director of the Company
		Mar. 1995:	Managing Director of the Company
		Mar. 1999:	Senior Managing Director of the Company (present)
		Jan. 2000:	Group Executive of Technology Management Headquarters of the Company (present)

3	Yukio Yamashita (May 15, 1939)	As of Mar. 1962:	Entered the Company	10,120 shares
		Mar. 1991:	Director of the Company
		Jan. 1996:	Group Executive of Human Resources Management & Organization Headquarters of the Company (present)
		Mar. 1997:	Managing Director of the Company
		Mar. 1999:	Senior Managing Director of the Company (present)
(Representation in other company) — Chairman of the Board of Canon (China) Co., Ltd.

Number of
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

4	Toshizo Tanaka (Oct. 8, 1940)	As of Apr. 1964:	Entered the Company	10,668 shares
		Mar. 1995:	Director of the Company
		Apr. 1995:	Group Executive of Finance & Accounting Headquarters of the Company (present)
		Mar. 1997:	Managing Director of the Company
		Mar. 2001:	Senior Managing Director of the Company (present)

5	Takashi Saito (Apr. 15, 1941)	As of Apr. 1967:	Entered the Company	21,664 shares
		Mar. 1991:	Director of the Company
		Mar. 1996:	Managing Director of the Company (present)
		Apr. 2002:	Deputy Managing Director of Canon Europe Ltd.

6	Yusuke Emura (Nov. 30, 1944)	As of Apr. 1967:	Entered the Company	10,733 shares
		Mar. 1993:	Director of the Company
		Mar. 1999:	Managing Director of the Company (present)
		Apr. 1999:	Group Executive of Production Management Headquarters of the Company (present)
		Jan. 2002:	Group Executive of Global Environment Promotion Headquarters of the Company (present)

7	Kinya Uchida (Nov. 21, 1938)	As of Apr. 1963:	Entered the Company	13,595 shares
		Mar. 1995:	Director of the Company
		Mar. 1999:	Managing Director of the Company (present)
		Apr. 1999:	President of Canon U.S.A., Inc. (present)
(Representation in other company) — President of Canon U.S.A., Inc.

Number of
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

8	Akira Tajima (Dec. 8, 1940)	As of Apr. 1964:	Entered the Company	11,555 shares
		Mar. 1995:	Director of the Company
		Mar. 1999:	Managing Director of the Company (present)
		Apr. 1999:	Chief Executive of Optical Products Operations of the Company (present)

9	Nobuyoshi Tanaka (Dec. 23, 1945)	As of Apr. 1970:	Entered the Company	9,555 shares
		Mar. 1993:	Director of the Company
		Apr. 1999:	Group Executive of Corporate Intellectual Property and Legal Headquarters of the Company (present)
		Mar. 2001:	Managing Director of the Company (present)

10	Tsuneji Uchida (Oct. 30, 1941)	As of Apr. 1965:	Entered the Company	4,200 shares
		Mar. 1997:	Director of the Company
		Jan. 2001:	Chief Executive of Image Communication Products Operations of the Company (present)
		Mar. 2001:	Managing Director of the Company (present)

11	Junji Ichikawa (Feb. 9, 1943)	As of Jan. 1970:	Entered the Company	7,931 shares
		Mar. 1997:	Director of the Company
		Apr. 2000:	Chief Executive of Peripheral Products Operations of the Company (present)
		Mar. 2001:	Managing Director of the Company (present)

Number of
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

12	Hajime Tsuruoka (Jul. 9, 1943)	As of Nov. 1973:	Entered the Company	4,495 shares
		Mar. 1997:	Director of the Company
		Mar. 1999:	President of Canon Europa N.V. (present)
		Mar. 2001:	Managing Director of the Company (present)
(Representation in other company) — President of Canon Europa N.V.

13	Teruomi Takahashi (Jun. 10, 1943)	As of Sep. 1971:	Entered the Company	5,931 shares
		Mar. 1999:	Director of the Company (present)
		Apr. 1999:	Chief Executive of Chemical Products Operations of the Company
		Apr. 2001:	Chief Executive of i Printer Products Operations of the Company (present)

14	Hironori Yamamoto (Dec. 23, 1943)	As of Apr. 1969:	Entered the Company	2,000 shares
		Jan. 1998:	Deputy Group Executive of Production Management Headquarters of the Company
		Mar. 1999:	Director of the Company (present)
		Jul. 1999:	Group Executive of Core Technology Development Headquarters of the Company (present)
		Apr. 2001:	Group Executive of Display Development Headquarters of the Company (present)

Number of
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

15	Akiyoshi Moroe (Sep. 28, 1944)	As of Apr. 1968:	Entered the Company	8,855 shares
		Jul. 1996:	Deputy Group Executive of Human Resources Management & Organization Headquarters of the Company
		Mar. 1999:	Director of the Company (present)
		Apr. 1999:	Group Executive of General Affairs Headquarters of the Company (present)
		Oct. 2000:	Group Executive of Information & Communication Systems Headquarters of the Company (present)

16	Kunio Watanabe (Oct. 3, 1944)	As of Apr. 1969:	Entered the Company	5,435 shares
		Jan. 1993:	Deputy Group Executive of Research & Development Headquarters of the Company
		Apr. 1995:	Group Executive of Corporate Planning Development Headquarters of the Company (present)
		Mar. 1999:	Director of the Company (present)

17	Ikuo Soma (Aug. 4, 1946)	As of Apr. 1970:	Entered the Company	2,300 shares
		Jan. 1997:	Group Executive of Office Imaging Products Group 1 of the Company
		Mar. 1999:	Director of the Company (present)
		Apr. 1999:	Chief Executive of Office Imaging Products Operations of the Company (present)

Number of
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

18	Yoroku Adachi (Jan. 11, 1948)	As of Apr. 1970:	Entered the Company	3,495 shares
		Nov. 1998:	President of Canon Canada, Inc.
		Mar. 2001:	Director of the Company (present)
		Apr. 2001:	President of Canon (China) Co., Ltd. (present)
(Representation in other company) — President of Canon (China) Co., Ltd.

19	Yasuo Mitsuhashi (Nov. 23, 1949)	As of Apr. 1974:	Entered the Company	2,485 shares
		Apr. 2000:	Deputy Chief Executive of Chemical Products Operations
		Feb. 2001:	Chief Executive of Chemical Products Operations (present)
		Mar. 2001:	Director of the Company (present)

20	Katsuichi Shimizu (Nov. 13, 1946)	As of Apr. 1970:	Entered the Company	2,025 shares
		Jan. 1997:	Group Executive of Image Solutions Group of the Company
		Apr. 2001:	Advisory Director of the Company (present)
		Apr. 2001:	Deputy Chief Executive of Office Imaging Products Operations of the Company (present)

21	Ryoichi Bamba (Nov. 25, 1946)	As of Apr. 1972:	Entered the Company	1,000 shares
		Apr. 1998:	Senior Vice President of Canon U.S.A., Inc.
		Apr. 2001:	Advisory Director of the Company (present)
		Feb. 2003:	Executive Vice President of Canon U.S.A., Inc. (present)

Number of
Candidate	Name	Brief personal record and representation		Company's
No.	(Date of birth)	in other companies		shares held

22	Tomonori Iwashita (Jan. 28, 1949)	As of Apr. 1972:	Entered the Company	2,000 shares
		Apr. 1999:	Senior General Manager of Camera Development Center of the Company
		Jan. 2001:	Group Executive of Photo Products Group of the Company (present)
		Apr. 2001:	Advisory Director of the Company (present)

23	Toshio Homma (Mar. 10, 1949)	As of Apr. 1972:	Entered the Company	4,495 shares
		Apr. 1999:	Deputy Chief Executive of Office Imaging Products Operations of the Company
		Apr. 2001:	Advisory Director of the Company (present)
		Apr. 2001:	Deputy Chief Executive of i Printer Products Operations of the Company (present)

24	Shigeru Imaiida (Sep. 16, 1948)	As of Apr. 1972:	Entered the Company	1,535 shares
		Jan. 1993:	General Manager of FA Division
		Jan. 1998:	Deputy Senior General Manager of Production Engineering Center of the Company
		Aug. 1999:	Senior General Manager of Production Engineering Center of the Company (present)

Note:	None of the candidates for the Directors have any special interest in the Company.

Item No. 5: Election of One Corporate Auditor

As the term of office of Mr. Tadashi Ohe, the Corporate Auditor, will expire at the end of this Meeting, we would like you to elect one Corporate Auditor. The candidate for the Corporate Auditor is as follows:

Please note that the prior approval of the Board of Corporate Auditors concerning the presentation of this proposition has been obtained.

Number of
Name	Brief personal record and		Company's
(Date of birth)	representation in other companies		shares held

Tadashi Ohe (May 20, 1944)	As of Apr. 1969:	Qualified for attorney at law (present)	12,100 shares
	Apr. 1989:	Instructor for the Judicial Research and Training Institute (court representation in civil suits)
	Mar. 1994:	Corporate Auditor of the Company (present)

Notes:	1.	The candidate for the Corporate Auditor has no special interest in the Company.

	2.	Mr. Tadashi Ohe is a candidate for the outside Corporate Auditor stipulated in Article 18, Paragraph 1 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation.

Item No. 6: Grant of Retiring Allowance to Directors to be Retired

It is intended that retiring allowance be granted to both of Messrs. Toru Takahashi and Muneo Adachi, the Directors to be retired at the end of this Meeting, in appreciation of their services during their terms in offices, within the due amount based upon certain standards stipulated by the Company, and the determination of the actual amount and the time and method of granting, etc. be entrusted to the Board of Directors.

Brief personal records of the Directors to be retired are as follows:

Name	Brief Personal Record

Toru Takahashi	As of Mar. 1991: Director of the Company (present)

Muneo Adachi	As of Mar. 1997: Director of the Company (present)

The map of the place of
the General Meeting of Shareholders

Place:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Station:	About 10 minutes walk from the Shimomaruko Station of the Tamagawa Line of Tokyo Electric Express Railway, Ltd.

2002 Report for the 102nd Business Term From January 1, 2002 to December 31, 2002
CANON INC.

Table of Contents

To Our Shareholders	25

(Materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 102nd Business Term)

Business Report	26
Balance Sheets	46
Income Statements	48
Proposal of Profit Appropriation	51
Audit Report of Accounting Auditors	52
(Certified Copy)
Audit Report of Board of Corporate Auditors	54
(Certified Copy)

(For Reference)
Consolidated Results	56
Information on Shares	58

*The products mentioned in this report may have different names in other areas

To Our Shareholders

     It is a great pleasure to present our report for the 102nd Business Term, from January 1, 2002, through December 31, 2002.

     During the term concerned, corporations faced an extremely severe business environment due to such factors as the slump in the global economy, the prolongation of the domestic recession in Japan, and the spreading distrust caused by the succession of corporate scandals both in Japan and abroad. Nevertheless, Canon was able to achieve record-high levels of sales and profits as a result of actively advancing policies in each area of development, production, sales, and services to strengthen its management foundation and to raise the competitiveness of its products.

     Regarding dividends, although the interim dividend was 12.50 yen per share, in appreciation for the ongoing support of our shareholders, we intend to propose the distribution of a year-end dividend of 17.50 yen (30 yen total per share for the entire business term, representing a 5-yen increase versus the previous term) during the 102nd Ordinary General Meeting of Shareholders.

     Although the future outlook of the business environment permits no predictions, we will work toward establishing a global tripolar organization centered in Japan, the U.S., and Europe, and actively extend our activities into Asia, including China, with the aim of wider global multilateralism. We also plan to further heighten the added value of our products and aim for the sustained growth of our business operations. We will, of course, continue to promote transparency in our business management in accordance with our corporate principle of compliance with the law.

     We hope that you will extend even greater support and encouragement to Canon in the time to come.

March, 2003

FUJIO MITARAI
President and C.E.O.

(Materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 102nd Business Term)

BUSINESS REPORT

(from January 1, 2002 to December 31, 2002)

1. General Business Outline

(1) Business Progress and Results

•	General Business Conditions

     To summarize the global economy during the 102nd business term, though the U.S. economy started out on a basic tone of recovery, its recovery remained at a standstill due to bankruptcies of large firms, the deceleration of personal consumption, and other factors. European economies headed for a gradual recovery, but a sense of economic deceleration intensified from the middle of the year, with a focus on Germany, thus slowing down the pace of recovery. Asian economies, except for China which continued to exhibit steady economic growth, generally went no further than a gradual recovery. In Japan, on the other hand, amidst a growing sense of uncertainty about the future, share prices fell and Japan’s economy demonstrated low growth without showing any prospects of economic recovery. In the foreign exchange market, compared with the previous term, the yen rate depreciated versus European and U.S. currencies.

     In markets relevant to Canon, the demand for digital copying machines grew for both monochrome and color models. Influenced by the worldwide slump in the market for personal computers, the market for computer peripherals stagnated. The market for digital cameras and digital video cameras continued to expand greatly. In the market for semiconductor production equipment, on the other hand, severe circumstances prevailed because of the continued restraint among semiconductor manufacturers in investments for plants and equipment.

     Within such a business environment, during the 102nd business term which coincided with the second year of Phase II (2001 to 2005) of the “Excellent Global Corporation Plan,” Canon successfully pushed forward structural reforms and operational reforms in the areas of development, production, and sales.

     Particularly in the area of development, the comprehensive introduction of 3-D CAD substantially shortened the development schedule for products. Consequently, we released a succession of competitive, new products and were able to secure a high profit ratio. Moreover, we continued to advance production reforms. In September of 2002, for example, we abolished conveyer belts at all of our production sites, including those overseas, and completed our transition to a cell production system. As the result of such accumulated efforts to reform both development and production activities, we greatly cut back costs and improved our profit structure.

     Furthermore, we endeavored to build efficient group production structures and improve sales capability by such means as promoting structural reforms to, for example, spin off Canon plants into subsidiaries and to transform publicly-listed

Canon subsidiaries into wholly-owned Canon subsidiaries by share exchange; complete the construction of new plants in China and Vietnam; and relocate the functions of the Asian regional headquarters from Hong Kong to Beijing.

     As a result of the preceding activities, the total sales for this term increased to 1.789 trillion yen (a 4.8% increase versus the previous term) and ordinary profit increased to 240.9 billion yen (a 14.1% increase versus the previous term), and net income rose to 144.1 billion yen (a 268.2% increase versus the previous term), representing record-high levels in each category.

Change in Sales
100 MILLIONS OF YEN

20,000
17,890
16,842 17,074 15,000 15,667 14,823
10,000
5,000
0 98th 99th 100th 101st 102nd

Change in Ordinary Profit and Net Income
100 MILLIONS OF YEN

2,500
2,409
Ordinary Profit Net Income 2,111 2,000
1,500 1,559 1,500 1,441
1,135 1,000
884
819
591 500
391
0 98th 99th 100th 101st 102nd

•	Business Conditions by Operations

Sales by Operations

		Increase/Decrease
Operations	Sales	against Previous Term

	100 millions of yen	%
Business Machines	13,386	4.0
Copying Machines	4,001	-1.5
Computer Peripherals	8,539	5.0
Business Systems	845	24.3

Cameras	3,464	28.3

Optical and Other Products	1,038	-30.6

Total	17,890	4.8

Note: Money amounts of less than 100 million yen are disregarded in the amounts shown.

Constitution of Sales
100 MILLIONS OF YEN

Sales by Operations	Sales by Region

Business Systems Cameras Japan 845 3,464 2,989
4.7% Optical and 16.7% 19.4% Other Products 1,038 Others Americas
Business 5.8% 2,418 6,861 Machines 13.5% 38.4% 13,386
74.8% Copying Machines 4,001
Computer Europe Peripherals 22.4% 8,539 5,621 47.7% 31.4%

Business Machines Operations

Copying Machines

     While competition in the copying machine market grew increasingly fierce, in the market for monochrome copying machines, we directed our sales efforts on our versatile lineup of “imageRUNNER Series” digital network-compatible multifunctional machines, ranging from low-speed to high-speed models, and increased their sales with a focus on the intermediate-speed “iR2200/2800/3300” models and the high-speed “iR5000/6000” and “iR7200/8500” models. As for color copying machines, on the other hand, though the expansion of the market was boosted by the trend toward color processing by office machines, the sales of our products were sluggish. In these circumstances, the network-compatible “iR C3200/C3200N” equipped with our progressive color iR controller were released in November to bolster sales and exhibited a favorable performance, but our overall sales of color copying machines dropped versus the previous term.

     As a result, sales in this category posted a 1.5% decrease versus the previous term.

Change in sales
100 MILLIONS OF YEN

98th 3,787
99th 3,847
100th 4,010
101st 4,063
102nd 4,001
0 1,000 2,000 3,000 4,000

Computer Peripherals

     The market for computer peripherals continued to face a harsh environment both in Japan and abroad due to the worldwide slump in the market for personal computers. As for laser beam printers, Canon released and promoted the sales of such new models as the monochrome “LBP-1120” and the color “LBP-2710/2810,” and also increased its sales of OEM products during the second half of the term. Regarding BubbleJet printers, the “BJ S500/530” continued to post a favorable performance and the “PIXUS 950i,” “PIXUS 550i,” and other models in the “PIXUS i Series” which offer even higher speed and image quality were released in October, earning great acclaim in the market and by the media. As for scanners, on the other hand, amidst the leveling off of their market, we released and promoted the sales of such new products as the “CanoScan

LiDE Series” models equipped with Canon’s original image-reading technology and the “CanoScan 8000F” which features high-quality image scanning.

     As a result, sales in this category posted a 5.0% increase versus the previous term.

Change in sales
100 MILLIONS OF YEN

98th 8,167
99th 7,465
100th 8,410
101st 8,131
102nd 8,539
0 2,000 4,000 6,000 8,000

Business Systems

     In the facsimile market, because the decreased demand for single-function machines was compensated by an increased demand for multifunctional machines, the overall market demand remained nearly level. In such circumstances, we focused our efforts on selling single-function products such as the “CF-VL10” Home Faxphone and the “L200” compact laser facsimile, and flatbed-type multifunctional products inlcluding the “PC1250/1270” and the “MultiPASS C70.” On the other hand, in conjunction with an increased demand for affordable flatbed-type multifunctional machines without telecommunications functions, our products of this type sold well. In particular, the sales of the “PIXUS MP10/55” models — equipped with a Card Direct Print function in addition to color printing, color copying, and scanning functions —  steadily increased after their release in October.

     Consequently, sales in this category posted a 24.3% increase versus the previous term.

Change in sales
100 MILLIONS OF YEN

98th 1,013
99th 818
100th 722
101st 680 102nd 845
0 200 400 600 800 1,000

Camera Operations

     While the demand for digital cameras sustained a high growth rate worldwide, we released a succession of new digital compact cameras in the “PowerShot Series” and “IXY DIGITAL Series,” strengthened their respective product lineups, and greatly increased sales of digital cameras. In particular, the sales of the “PowerShot G Series” and “PowerShot S Series” rose considerably. As for single-lens reflex cameras, we created a full-scale lineup of digital single-lens reflex cameras capable of addressing a wide range of shooting requirements as a result of releasing the “EOS D60” and “EOS-1Ds” models and by enhancing our selection of EF lenses and camera accessories. Furthermore, we promoted our digital photo business by such means as advocating industry standards for directly printing images captured by a digital camera, with no need of going through a personal computer. As for silver-halide cameras, although new products such as the “EOS Kiss 5” earned favorable acclaim in the market, overall sales dropped due to the adverse influence of decreased demand. On the other hand, within the rapid upswing in the market for digital video cameras, sales grew steadily for our new models in the “Torebian Series,” “IXY DV Series,” and so forth, with the “FV30 KIT” and “FV200 KIT” achieving especially high growth.

     As a result of these activities, sales in this category posted a 28.3% increase versus the previous term.

Change in sales
100 MILLIONS OF YEN

98th 1,876
99th 1,909
100th 2,333
101st 2,699
102nd 3,464
0 500 1,000 1,500 2,000 2,500 3,000 3,500

Optical and Other Products Operations

     Regarding semiconductor production equipment, amidst the prolonged slump in the semiconductor market and the fall in market demand, Canon released new products such as the “FPA-5000AS3” scanning stepper with an ArF (argon fluoride) excimer laser as its light source, but sales performance was unavoidably influenced by market conditions and decreased sharply versus the previous term. On the other hand, amidst brisk activity in the market for LCD panels and a growing demand for mirror projection mask aligners for the production of large-format panels, the new “MPA-7500,” designed for producing the world’s largest panels (1,100 x 1,250 mm), sold well and greatly increased sales. As for broadcasting equipment, we strove to expand sales of lenses for television broadcasting and also announced, in September, a new broadcasting lens that achieves the world’s highest zoom rate at 100x. Sales fell, however, due to restrained investments in the broadcasting industry. Moreover, in the market for medical equipment, we endeavored to increase the sales of our digital non-mydriatic retinal cameras and X-ray digital cameras.

     As a result, sales in this category posted a 30.6% decrease versus the previous term.

Change in sales
100 MILLIONS OF YEN

98th 823
99th 782
100th 1,364
101st 1,498
102nd 1,038
0 500 1,000 1,500

■	Facilities Investment

The investment in facilities during this term totaled 106 billion yen.
The main facilities are as follows.

Main Facilities completed during this Term

•	Head Office: New Headquarters Building (Headquarters Operations)

Location: Ohta-ku, Tokyo Date of Completion: April 2002 Total Floor Area: Approximately 61,000m2

•	Oita Canon Materials Inc.: Computer Peripherals Manufacturing Facility* (Business Machines Operations)

Location: Kitsuki-shi, Oita Pref. Date of Completion: November 2002

*Leased to above company

Main Facilities under construction for establishment/expansion as of the end of this Term

•	Ayase Plant: Semiconductor Devices Manufacturing Facility (Headquarters Operations)

Location: Ayase-shi, Kanagawa Pref.

(2)  Management Perspectives

     Regarding the business environment that Canon will be facing, severe circumstances are expected to continue without the global economy showing any signs of recovery. Canon has positioned 2003, the third year of Phase II (2001-2005) of the “Excellent Global Corporation Plan,” as the year for carrying through structural reforms toward the target year of 2005 and will thus implement diverse measures in order to attain our objectives for 2005.

     First of all, we will advance further operational reforms throughout the development, production, and headquarter management divisions to extensively promote higher productivity and the elimination of wastefulness. Especially in the area of development, we will further strive to shorten product development schedules and raise the quality of design as well as to substantially reduce production costs by the early introduction of digital prototyping without the manufacture of actual prototypes. As for production, we will continue activities to reform production and focus on the development of innovative factory automation equipment.

     Regarding sales, we will support the implementation of sales reforms, such as structural reforms of each of our sales subsidiaries and the strengthening of sales channels, and reinforce our solutions business, with a special emphasis on improving our capacity to address the hardware aspects of our customers needs.

     As a result of these activities, we hope to further consolidate the structures that will enable Canon to release competitive and progressive products of high added value ahead of our rivals.

     In addition, we will work in close collaboration with member companies of the Canon group toward the diversification of business operations by, for example, implementing structural reforms to strengthen the autonomous operations of manufacturing subsidiaries in Japan and launching original regional businesses towards the establishment of a global tripolar organization.

     Moreover, because we perceive environmental preservation and management as inseparable activities, we will continue to ambitiously engage in the development of ecology-conscious products, the enhancement of recycling systems, increased green procurement, and similar initiatives.

(3)  Business Results and Status of Assets

	98th	99th	100th	101st	102nd
	Business Term	Business Term	Business Term	Business Term	Business Term
	(Jan. 1, 1998-	(Jan. 1, 1999-	(Jan. 1, 2000-	(Jan. 1, 2001-	(Jan. 1, 2002-
	Dec. 31, 1998)	Dec. 31, 1999)	Dec. 31, 2000)	Dec. 31, 2001)	Dec. 31, 2002)

Sales (100 millions of yen)	15,667	14,823	16,842	17,074	17,890
Ordinary Profit (100 millions of yen)	1,500	1,135	1,559	2,111	2,409
Net Income (100 millions of yen)	819	591	884	391	1,441
Net Income Per Share (yen)	94.29	67.92	101.32	44.71	164.46
Total Assets (100 millions of yen)	13,942	13,932	15,812	16,580	18,481
Net Assets (Total Shareholders’ Equity) (100 millions of yen)	9,431	9,891	10,956	11,184	12,353

Note:	Net income per share is calculated based on the weighted average number of outstanding shares during the term. However, from the 101st business term, the treasury stock is excluded upon calculation.

98th Term

During this term, the U.S. economy upheld steady growth and European economies showed an economic slowdown. On the other hand, amidst the economic slowdown of Japan and other Asian economies, the steep appreciation of the yen rate from October onward also cast a dark cloud over the export environment. Under such circumstances, based on the “Global Excellent Corporation Plan” which was in its third year, Canon focused its efforts on strengthening and expanding its development, production, and sales structures, advanced the digitalization and color processing of its products, and cultivated new businesses such as multimedia-related products. As a result of these activities, our total sales increased 2.1% and ordinary profit increased 2.2%, but net income decreased 4.9% versus the previous term.

99th Term

     During this term, the U.S. economy sustained favorable performance and the European economies shifted to a basic tone of expansion. Asian economies excluding Japan exhibited a basic tone of recovery, whereas Japan’s economy demonstrated a trend toward gradual improvement. Within this business environment, based on the “Global Excellent Corporation Plan” which entered its fourth year, Canon promoted globalization and diversification and also focused efforts on implementing various policies such as the release of new products, enhancement of the corporate disposition by management reform activities, and the reinforcement of group management. As a result of these activities, although the number of units sold increased, due to the drop in product prices in addition to considerable appreciation of the yen in the foreign exchange market, our total sales fell 5.4%, ordinary profit fell 24.4%, and net income fell 27.8% versus the previous term.

100th Term

During this term, the U.S. economy posted high growth and the European economies shifted to an overall pace of steady growth. Asian economies excluding Japan also sustained favorable growth, while Japan’s economy shifted to a basic tone of gradual recovery. Within this business environment, Canon released various new products by advancing the digitalization and networking capability of its products. Moreover, Canon established consolidated management structures and finished implementing the major measures of Phase I of the “Excellent Global Corporation Plan” (1996-2000), which included further transforming member companies of the Canon group into excellent companies and conducting management reform activities. As a result of these activities, our total sales rose 13.6%, ordinary profits rose 37.4%, and net income rose 49.5% versus the previous term, reaching record-high levels for both total sales and profits.

101st Term

During this term, the U.S. economy slowed down abruptly from September onward, and European economies exhibited an overall stronger sense of economic decline. The economies of Asian countries, except for China, were sluggish and Japan’s economy remained in a severe phase of economic recession. In this term that coincided with the first year of Phase II (2001 to 2005) of the “Excellent Global Corporation Plan,” Canon took up the challenge of diverse operational reforms and pushed forward with reducing costs and expanding sales. Furthermore, we strategically confronted a wide range of issues, such as establishing a digital photo business and reinforcing our development capacity for key components. As a result of such activities, the total sales for this term increased 1.4% versus the previous term and ordinary profit increased 35.4% versus the previous term, both reaching record-high levels. Due to a one-time amortization of unrecognized net pension obligations, net income dropped 55.7% versus the previous term.

2. Company Profile

(The following statements are the status as of December 31, 2002, if not specified otherwise.)

(1) Main Activities

The Company is engaged in manufacture and sale of the following products.

Operations		Main Products

	Copying Machines	Office Copying Machines,
Personal Copying Machines,
Color Copying Machines

Business Machines	Computer Peripherals	Laser Beam Printers,
Bubble Jet Printers,
Scanners

	Business Systems	Facsimile Machines

Cameras		Digital Cameras,
Single-Lens Reflex Cameras,
Compact Cameras,
Digital Video Cameras,
Interchangeable Lenses

Optical and Other Products		Semiconductor Production Equipment,
Mirror Projection Mask Aligners for
LCD Panels,
TV Lenses for Broadcasting Stations,
Ophthalmic Instruments,
X-Ray Equipment,
Medical Image Recording Equipment,
Photovoltaic Cells

(2)  Principal Business Offices and Plants

Name	Location	Operation in Charge

Head Office	Ohta-ku,	Headquarters Operations
	Tokyo	Business Machines Operations
Cameras Operations
Canon Research Center	Atsugi-shi,	Headquarters Operations
Kanagawa Pref.
Hiratsuka Development	Hiratsuka-shi,	Headquarters Operations
Center	Kanagawa Pref.
Ayase Plant	Ayase-shi,	Headquarters Operations
Kanagawa Pref.
Ecology Research Center	Kizu-cho,	Headquarters Operations
Souraku-gun,
Kyoto
Ami Plant	Ami-cho,	Headquarters Operations
	Inashiki-gun,	Business Machines Operations
	Ibaraki Pref	Optical Products Operations
Optics R&D Center	Utsunomiya-shi,	Headquarters Operations
	Tochigi Pref	Cameras Operations
Optical Products Operations
Kosugi Office	Nakahara-ku,	Business Machines Operations
Kawasaki-shi,
Kanagawa Pref.
Fuji-Susono Research Park	Susono-shi,	Business Machines Operations
Shizuoka Pref.
Tamagawa Plant	Takatsu-ku,	Business Machines Operations
Kawasaki-shi,
Kanagawa Pref.
Toride Plant	Toride-shi,	Business Machines Operations
Ibaraki Pref.
Fukushima Plant	Fukushima-shi,	Business Machines Operations
Fukushima Pref.
Utsunomiya Plant	Utsunomiya-shi,	Cameras Operations
Tochigi Pref.
Utsunomiya Optical	Utsunomiya-shi,	Optical Products Operations
Products Center	Tochigi Pref.

Note:	The Company plans to spin-off Fukushima Plant as of April 1, 2003 pursuant to the corporate separation provisions of the Commercial Code.

(3)  Shares and Convertible Debentures

■	Shares

Total Number of Shares Issuable	2,000,000,000 shares

Total Outstanding Shares, Capital Stock and Number of Shareholders

	As of the end of	Increase/Decrease	As of the end of
	the Previous Term	during This Term	This Term

Total Outstanding Shares (share)	876,282,332	2,853,912	879,136,244
Capital Stock (yen)	165,287,130,134	1,955,303,448	167,242,433,582
Number of Shareholders (person)	37,693	-3,545	34,148

Note:	The increase of the total outstanding shares during this term reflects the conversion of convertible debentures into shares and the share exchange between the Company and Canon Components, Inc. as of May 1, 2002, and the increase in capital stock reflects the conversion of convertible debentures into shares.

Main Shareholders (Top ten shareholders)

	Investment by		Investment by
	the Shareholders		the Company
	in the Company		in the Shareholders

Name of Shareholders	Number of		Number of
	Shares Held	Ratio of	Shares Held	Ratio of
	(thousands	Voting	(thousands	Voting
	of shares)	Rights (%)	of shares)	Rights (%)

The Dai-Ichi Mutual Life Insurance Co.	59,090	6.8	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	48,428	5.6	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	46,034	5.3	—	—
State Street Bank and Trust Company	39,905	4.6	—	—
Mizuho Corporate Bank, Ltd.	32,784	3.8	—	—
Euroclear Bank SA/NV	30,791	3.5	—	—
The Chase Manhattan Bank, N.A. London	28,838	3.3	—	—
Boston Safe Deposit BSDT Treaty Clients Omnibus	24,270	2.8	—	—
Moxley & Co.	23,783	2.7	—	—
The Chase Manhattan Bank, N.A. London Secs	23,373	2.7	—	—
Lending Omnibus Account

Note:	With respect to Mizuho Corporate Bank, Ltd., in addition to the above, there are 1,298 (thousands) shares of the Company’s stock, in the form of trust property relating to retirement allowance trust.

Ratio of Holdings by Shareholders

Foreign Companies, etc.	Banking Companies

Foreign Companies, etc.	46.1%
Banking Companies	44.0%
Individual and Others	5.2%
Other Domestic Companies	3.5%
Securities Underwriting Companies	1.2%

■  Convertible Debentures

		Balance of Convertible
Issues	Total Amount	Debentures	Ratio of Conversion

The third series of Unsecured Convertible Debentures Due 2008	40,000 million yen	9,882 million yen	75.2%
The fourth series of Unsecured Convertible Debentures Due 2005	30,000 million yen	5,149 million yen	82.8%

(4)  Acquisition, Disposition, etc., and Ownership of the Company’s Own Shares

Number of Own	Number of Own	Total Amount of	Number of Own
Shares as of the end	Shares acquired	Acquisition Price	Shares as of the end
of the Previous Term	during this Term	during this Term	of this Term

Common stock	Common stock	5,885,499	Common stock
69,889 shares	1,303,668 shares	thousand yen	1,373,557 shares

Notes:	1.	The acquisitions during this term reflects the purchase of less-than-one-unit shares.
	2.	There were no dispositions or share annulment procedures with respect to the Company’s own shares during this term.

(5)  Employees

Number of Employees	19,741 pers.
Increase/Decrease against the Previous Term	increase of 161 pers.
Average Age	38.8 yrs.
Average Years of Service	16.0 yrs.

Notes:	1.	Number of employees represents the total number of employees (excluding those who do not work full-time).
	2.	In addition to the employees listed above, 1,734 persons have been dispatched to affiliated companies, etc.

(6)  Consolidated Status

■  Principal Subsidiaries

		Ratio of
		Voting Rights of
Name of Subsidiary	Capital Stock	the Company	Main Activities

Canon Sales Co., Inc.	73,303 millions	51.0%	Domestic sale of
	of yen		business machines, cameras, etc.
Canon Electronics Inc.	4,969 millions	61.7%	Manufacture and sale
	of yen		of information related equipments and precision machinery units for cameras
Canon Aptex Inc.	3,451 millions	63.5%	Manufacture and sale of
	of yen		peripheral devices and machinery units, etc. for business machines
Copyer Co., Ltd.	5,030 millions	51.0%	Manufacture and sale
	of yen		of copying machines and consumables
Canon Software Inc.	1,348 millions	59.0%	Development and sale of
	of yen		computer software
NISCA Corporation	2,102 millions	51.2%	Manufacture and sale of
	of yen		office automation equipment and optical measurement equipment, etc.
Canon U.S.A., Inc.	204,355 thousands	100.0%	Sale of business machines,
	of U.S.$		cameras, etc. in the Americas
Canon Europa N.V	290,599 thousands	100.0%	Sale of business machines,
	of Euro		cameras, etc. in Europe

Notes:	1.	The ratio of the Company’s voting rights in Canon Sales Co., Inc. is calculated together with the number of voting rights held by a subsidiary.
	2.	Canon Aptex Inc. and Copyer Co., Ltd. have merged as of January 1, 2003 and the trade name has been changed to Canon Finetech Inc.
	3.	The ratio of the Company’s voting rights in Canon Software Inc. is calculated together with the number of voting rights held by a subsidiary.
	4.	The ratio of the Company’s voting rights in NISCA Corporation is based on the number of voting rights held by a subsidiary.

■  Consolidated Progress

1.	As of April 1, 2002, in order to further strengthen the chemical products operations, the Company has spun off Ueno Chemical Products Plant through corporate separation into the Company’s wholly-owned subsidiary Ueno Canon Materials Inc., a newly established company to become the core manufacturing company of chemical products.

2.	As of May 1, 2002, in order to further strengthen the alliance with Canon Components, Inc. and improve the efficiency of business operation, the Company has made Canon Components, Inc. its wholly-owned subsidiary through share exchange.

3.	In order to strengthen the consolidated group management of the Canon Sales Group, Canon Sales Co., Inc. has transformed both Canon System & Support Co., Inc. and Canon N.T.C. Inc. into its wholly-owned subsidiaries through share exchanges with the respective companies.

■  Consolidated Financial Summary

The number of consolidated subsidiaries of this term was 195, and the number of companies accounted for on equity basis was 19.

The consolidated financial summary of this term is as follows:

	This Term	Previous Term (Reference)
	Jan.1, 2002-Dec.31, 2002	Jan.1, 2001-Dec.31, 2001

Net sales	29,401	29,075
(100 millions of yen)
Income before income taxes	3,300	2,815
(100 millions of yen)
Net income	1,907	1,675
(100 millions of yen)
Net income per share	217.56	191.29
(yen)
Total assets	29,427	28,447
(100 millions of yen)
Net assets (Stockholders’ equity)	15,919	14,584
(100 millions of yen)

Notes:	1.	The Company prepares consolidated financial statements which conform with United States generally accepted accounting principles.
	2.	Net income per share is calculated based on the weighted average number of outstanding shares during each term.
	3.	The Company adopted Statement of Financial Accounting Standards No.141 (SFAS 141), “Business Combinations,” No.142 (SFAS 142), “Goodwill and Other Intangible Assets” and No.144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets,” as of January 1, 2002.

(7)  Principal Lenders

	Outstanding Loan	Number of Shares of
	(100 millions of	the Company Held by Lender	Ratio of Voting
Lender	yen)	(thousands of shares)	Rights (%)

Canon Chemicals Inc.	182	—	—
Oita Canon Inc.	168	—	—
Mizuho Corporate Bank, Ltd.	39	32,784	3.8

Note:	The loans from the Company’s subsidiaries Canon Chemicals Inc. and Oita Canon Inc. are due to the comprehensive management of surplus assets of such subsidiaries by the Company for the purpose of improving the efficiency of group assets management.

(8)  Directors and Corporate Auditors

Position	Name	Business in Charge or Main Occupation

President & C.E.O.	Fujio Mitarai
Senior Managing Director	Ichiro Endo	Group Executive of Technology Management
Headquarters
Senior Managing Director	Yukio Yamashita	Group Executive of Human Resources
Management & Organization Headquarters
Senior Managing Director	Toshizo Tanaka	Group Executive of Finance & Accounting
Headquarters
Managing Director	Takashi Saito	Deputy Managing Director of Canon Europe Ltd.
Managing Director	Yusuke Emura	Group Executive of Production Management
Headquarters; Group Executive of Global
Environment Promotion Headquarters
Managing Director	Kinya Uchida	President of Canon U.S.A., Inc.
Managing Director	Akira Tajima	Chief Executive of Optical Products Operations
Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual
Property and Legal Headquarters
Managing Director	Tsuneji Uchida	Chief Executive of Image Communication
Products Operations
Managing Director	Junji Ichikawa	Chief Executive of Peripheral Products Operations
Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Director	Toru Takahashi	Executive Vice President of Canon U.S.A., Inc.
Director	Muneo Adachi	Group Executive of New Business Headquarters
Director	Teruomi Takahashi	Chief Executive of i Printer Products Operations
Director	Hironori Yamamoto	Group Executive of Core Technology Development
Headquarters; Group Executive of Display
Development Headquarters
Director	Akiyoshi Moroe	Group Executive of General Affairs Headquarters;
Group Executive of Information & Communication
Systems Headquarters
Director	Kunio Watanabe	Group Executive of Corporate Planning
Development Headquarters
Director	Ikuo Soma	Chief Executive of Office Imaging Products
Operations
Director	Yoroku Adachi	President of Canon (China) Co., Ltd.
Director	Yasuo Mitsuhashi	Chief Executive of Chemical Products Operations
Corporate Auditor	Kohtaro Miyagi
Corporate Auditor	Masaharu Aono
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Tetsuo Yoshizawa

Note:	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation.

(9)  Accounting Auditors

     Shin Nihon & Co.

     Hibiya Kokusai Bldg., 2-3 Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo

3.	Important Events Occurred after this Business Term in respect to the Company’s Situation

     There is nothing to be mentioned specifically.

Note:	The figures for amount and stock stated in this Business Report are those omitting the figures less than the unit, provided that in respect to the net income per share, the figures are those rounded off to the second decimal places.

Balance Sheets

ASSETS	Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2002	2001

Current Assets	952,082	789,635
Cash and deposits	64,262	121,061
Notes receivable	213,014	281,732
Accounts receivable	364,357	104,208
Marketable securities	474	103
Finished goods	73,620	86,042
Work in process	99,614	81,505
Raw materials and supplies	3,069	3,964
Deferred tax assets	22,722	19,148
Short-term loans receivable	30,294	28,546
Other current assets	91,636	73,125
Allowance for doubtful receivables	(10,986)	(9,803)

Fixed Assets	896,054	868,431
Property, Plant and Equipment	440,501	420,368
Buildings	223,245	186,403
Machinery	79,019	77,326
Vehicles	218	242
Tools and equipment	43,297	44,175
Land	80,326	68,504
Construction in progress	14,393	43,716
Intangibles	27,668	39,105
Industrial property rights	112	115
Facility utility rights	501	532
Software	27,054	38,458
Investments	427,884	408,956
Marketable securities-noncurrent	33,278	32,749
Investment in subsidiaries	282,231	274,517
Long-term loans receivable	4,587	863
Long-term pre-paid expenses	10,986	10,476
Deferred tax assets-noncurrent	89,082	82,384
Guarantees	3,350	3,508
Other noncurrent assets	4,420	4,477
Allowance for doubtful receivables-noncurrent	(52)	(20)

TOTAL ASSETS	1,848,136	1,658,066

Notes:

1.	Current receivable from subsidiaries	646,273 million yen
	Noncurrent receivable from subsidiaries	4,105 million yen
	Current payable to subsidiaries	191,337 million yen
2.	Accumulated depreciation of property, plant and equipment	575,256 million yen
3.	Major assets and liabilities denominated in foreign currencies at
December 31, 2002 are summarized as follows:
	Notes receivable:	211,375 million yen
(Foreign currency US$1,762,932 thousand)
	Accounts receivable:	246,058 million yen
(Major foreign currencies US$951,887 thousand Euro 901,375 thousand)
	Investment in subsidiaries:	154,783 million yen
(Major foreign currencies US$418,499 thousand Euro 444,158 thousand)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2002	2001

Current Liabilities	441,106	372,904
Notes payable	20,698	39,531
Accounts payable	259,202	203,394
Short-term loans	53,772	6,306
Straight bonds due within 1 year	—	20,000
Other payable	9,314	8,336
Accrued expenses	19,011	20,776
Accrued income taxes	62,629	50,397
Deposits	6,026	5,882
Accrued bonuses for employees	4,491	4,562
Other current liabilities	5,960	13,716
Noncurrent Liabilities	171,720	166,718
Convertible debenture	15,031	18,945
Long-term debts	1	5
Accrued pension and severance cost	156,687	147,768

TOTAL LIABILITIES	612,827	539,622

Common Stock	167,242	165,287
Capital Surplus	298,778	296,370
Additional paid-in capital	298,778	296,370
Retained Earnings	774,287	653,898
Legal reserve	22,114	22,114
Reserve for special depreciation	3,753	2,908
Reserve for deferral of capital gain on property	13	18
Special reserves	604,028	589,528
Unappropriated retained earnings	144,379	39,329
[including current net income	144,184	39,163]
Net Unrealized Gains (Losses) on Securities	1,162	3,163
Treasury Stock	(6,162)	(276)

TOTAL STOCKHOLDERS’ EQUITY	1,235,309	1,118,443

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	18,848,136	1,658,066

4.	Contingent liabilities
	Guarantees:	58,741 million yen
	Letter of awareness and others:	976 million yen
5.	Net Income per share (based on the average number of shares outstanding)	164.46 yen
6.	The amount not allowed for dividend by the Commercial Code in retained
	earnings and unrealized gain:	1,074 million yen

Income Statements

	Millions of yen

	Year ended	Year ended
	Dec. 31, 2002	Dec. 31, 2001

OPERATING PROFIT AND LOSS
Operating Revenue	1,789,005	1,707,459
Net sales	1,789,005	1,707,459
Operating Expenses	1,551,811	1,514,069
Cost of sales	1,149,326	1,129,305
Selling, general and administrative expenses	402,485	384,763

OPERATING PROFIT	237,193	193,389

OTHER INCOME AND EXPENSE
Other Income	47,315	54,235
Interest income	639	651
Dividend income	9,903	14,465
Rental income	7,712	6,708
Patent royalties	20,239	24,231
Miscellaneous income	8,820	8,177
Other Expense	43,525	36,497
Interest expense	252	741
Discount charge for export bills	30	3,264
Depreciation of rental assets	6,800	5,986
Loss on disposal and write-off of inventories	7,777	10,052
Foreign exchange loss	18,707	11,004
Miscellaneous loss	9,957	5,448

ORDINARY PROFIT	240,982	211,127

NON-ORDINARY INCOME AND LOSS
Non-Ordinary Income	380	18,250
Gain on sales of fixed assets	380	27
Gain on setting of trust for pension plan	—	18,223
Non-Ordinary Loss	9,073	181,368
Loss on sales and disposal of fixed assets	7,370	5,748
Loss on write-off of investments in subsidiaries	1,703	—
Amortization of unrecognized net pension obligation	—	175,620

INCOME BEFORE INCOME TAXES	232,289	48,009
Income taxes — Current	97,520	83,273
— Deferred	(9,415)	(74,427)

NET INCOME	144,184	39,163
Unappropriated retained earnings brought forward from previous term	11,154	10,284
Interim dividends	10,959	9,198
Transfer to legal reserve	—	919

UNAPPROPRIATED RETAINED EARNINGS	144,379	39,329

Notes:

Transactions with subsidiaries:

Sales	1,741,694 million yen
Purchase	1,008,585 million yen
Other transaction	20,978 million yen

Significant Accounting Policies

1.	Valuation of Securities

(1)	Securities of affiliates — stated at cost based on the moving average method.

(2)	Other securities

Securities with quotation — stated at fair value (unrealized holdings gains and losses are reported in stockholders equity, when sold, the cost is based on the moving average method.)

Securities without quotation — stated at cost based on the moving average method.

2.	Valuation of Inventories

(1)	Finished goods, work in process — valued at cost based on the periodic average method.

(2)	Raw materials and supplies — valued at cost based on the moving average method.

3.	Depreciation Method for Fixed Assets

(1)	Property, plant and equipment — calculated by declining-balance method according to the Corporation Tax Law, except for buildings acquired after April 1, 1998, depreciation is calculated by straight-line method.

(2)	Intangible fixed assets — calculated by straight-line method according to the Corporation Tax Law, except for software to be sold by straight-line method over the estimated economic life of the product and internal-use software by straight-line method over the estimated useful life.

4.	Deferred Charges — The items which can be deferred under the Commercial Code are charged to operations as incurred.

5.	Standard for Allowance

(1)	Allowance for doubtful accounts — provided as a general provision for uncollectible receivables.

(2)	Accrued bonuses for employees — provided as a general provision for bonus payable to employees for the current term.

(3)	Accrued pension and severance cost — provided as general provision for employee retirement and severance benefit based on projected benefit obligation and expected plan asset. Prior service cost and unrecognized loss is to be amortized by straight-line method with average remaining service periods.

6.	Hedge Accounting

(1)	Hedge accounting — deferral hedge accounting (except for interest rate swap) has been applied. The amount of interest rate swap is recognized as a component of interest income or expense of such related underlying assets or liabilities.

(2)	Hedging instrument and hedged asset/liabilities

Hedging instrument — derivative transaction (foreign exchange contract and interest rate swap)

Hedged asset/liabilities — accounts receivables denominated in foreign currency for forecasted transaction and interest rate for bonds.

(3)	Hedge policy — derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk and interest rate swap to manage interest rate risk. Canon does not hold derivative financial instrument for trading purpose.

(4)	Assessment of hedge effectiveness — Foreign exchange contract due to the same quantity of the same underlying at same time, is fully effective. As the notional amount of the interest rate swap matches the principal amount of interest-bearing asset or liabilities and the expiration date of the swap also matches the maturity date of interest-bearing asset or liabilities, interest rate swap is fully effective.

7.	Consumption Taxes — excluded from the statements of income and are accumulated in other receivables or other payables.

(Classification of Stockholders’ equity)

From this period Stockholders’ equity is classified and expressed in terms of Common Stock, Capital Surplus, Retained Earnings, Net Unrealized Gains (Losses) on Securities and Treasury Stock.

Proposal of Profit Appropriation

	2002	2001

Unappropriated retained earnings	¥144,379,301,735	¥39,329,526,491
Reversal of reserve for special depreciation	747,647,926	567,587,098
Reversal of reserve for deferral of capital gain on property	3,718,310	5,164,320
Total	145,130,667,971	39,902,277,909

The above amount shall be appropriated as follows:
Cash dividends	15,360,847,023	12,705,080,424
	(¥17.50 per share)	(¥14.50 per share)
Directors’ bonuses	139,300,000	130,600,000
Reserve for special depreciation	890,234,015	1,412,486,718
Special reserves	115,400,000,000	14,500,000,000
Total	131,790,381,038	28,748,167,142

Unappropriated profit carried forward to the next term	¥13,340,286,933	¥11,154,110,767

Note to Proposal of Profit Appropriation:
Interim dividends of ¥10,959,356,163 (¥12.50 per share) was paid on August 28, 2002.

Audit Report of Accounting Auditors
(Certified Copy)

Audit Report

January 28, 2003

Mr. Fujio Mitarai
President and C.E.O.
Canon Inc.

Shin Nihon & Co.

Toshio Matsumura Certified Public Accountant Representative Partner Partner in Charge

Michio Shibuya Certified Public Accountant Representative Partner Partner in Charge

Eiichi Wada Certified Public Accountant Representative Partner Partner in Charge

     We have examined the balance sheets, the income statements, the business report (limited to matters concerning accounting), the proposal of profit appropriation, and the accompanying detailed statements (limited to matters concerning accounting) of Canon Inc. for the 102nd business term from January 1, 2002 to December 31, 2002, for the purpose of reporting under the provisions of Article 2 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation. With respect to the aforementioned business report and the accompanying detailed statements, our examination was limited to those matters based on the accounting records of the company.

     Our examination was made in accordance with generally accepted auditing standards and we conducted the auditing procedures normally considered necessary. Such examination includes the examination of the subsidiary corporations which we considered to be necessary.

     As a result of the audit, our opinion is as follows:

(1)	the balance sheets and the income statements present fairly the status of assets and earnings of the Company in conformity with laws, regulations and the Articles of Incorporation of the Company,

(2)	the business report, as far as the accounting data included in such report are concerned, presents fairly the status of the Company in conformity with laws, regulations and the Articles of Incorporation of the Company,

(3)	the proposal of profit appropriation has been prepared in conformity with laws, regulations and the Articles of Incorporation of the Company, and

(4)	with respect to the accompanying detailed statements, as far as the accounting data included in such accompanying detailed statements are concerned, there are none to be pointed out under the provisions of the Commercial Code.

     Our Audit Corporation or Partners in Charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

Audit Report of Board of Corporate Auditors
(Certified Copy)

Audit Report

     The Board of Corporate Auditors, has received reports from each Corporate Auditor on the auditing methods and the auditing results regarding the performance by the Directors of their duties during the 102nd business term from January 1, 2002 to December 31, 2002, and has prepared this Audit Report upon deliberation, and hereby report as follows:

1.	Outline of Corporate Auditors’ Auditing Methods

     In accordance with the auditing policies, share of assignment, etc. stipulated by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings; received reports related to business operations from directors, etc.; inspected important decision documents, etc.; investigated the activities and assets of the headquarters and of other principal places of business; and also demanded the subsidiaries, as the occasion demands, to render reports on their business operations. In addition, we also received reports and explanations from accounting auditors and examined the accounting documents and accompanying detailed statements.

     Regarding competitive transactions by Directors, transactions between directors and the Company bearing a conflict of interests, gratuitous offering of proprietary profit by the Company, any transaction not customary in nature between the Company and its subsidiaries or shareholders, and the acquisition, disposal, and other transactions involving the Company’s own shares, we made detailed investigations of the pertinent transactions and demanded reports from the Directors, etc., as the occasion demands, in addition to methods of audit mentioned above.

2.	Results of Audit

(1)	The methods and results of the audit made by the accounting auditors, Shin Nihon & Co., an incorporated auditing firm, are found to be proper.

(2)	The business report is found to accurately present the status of the Company in conformity with the laws, regulations and Articles of Incorporation.

(3)	The proposition of profit appropriation is found to have nothing to be pointed out in light of the status of corporate assets and other circumstances.

(4)	The accompanying detailed statements are found to accurately present the matters to be stated therein and to have nothing to be pointed out.

(5)	In connection with the performance by the Directors of their duties, including the duties relating to the subsidiaries, no dishonest act or significant fact of a violation of laws, regulations, or the Articles of Incorporation is found to exist.

     Regarding competitive transactions by Directors, transactions between Directors and the Company bearing a conflict of interests, gratuitous offering of proprietary profit by the Company, any transaction not customary in nature between the Company and its subsidiaries or shareholders, and the acquisition, disposal, and other transactions involving the Company’s own shares, we find that there is no breach of duties on the part of the Directors.

     January 30, 2003

Board of Corporate Auditors, Canon Inc.

Kohtaro Miyagi Masaharu Aono Tadashi Ohe Tetsuo Yoshizawa	Corporate Auditor Corporate Auditor Corporate Auditor Corporate Auditor

Note:	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation.

(The above are the materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 102nd business term.)

(For reference)

CONSOLIDATED RESULTS
Canon’s consolidated financial statements conform with accounting principles generally accepted in the United States of America.

Consolidated Balance Sheets

ASSETS		Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2002	2001

Current Assets:
Cash and cash equivalents	521,271	506,234
Marketable securities	7,255	4,772
Trade receivables, less allowance	498,587	456,635
Inventories	432,251	448,300
Prepaid expenses and other current assets	245,610	214,353

Total current assets	1,704,974	1,630,294
Noncurrent receivables and restricted funds	20,568	21,125
Investments	64,037	66,168
Net property, plant and equipment	830,304	821,125
Other assets	322,823	306,044

Total assets	2,942,706	2,844,756

LIABILITIES AND STOCKHOLDERS' EQUITY		Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2002	2001

Current liabilities:
Short-term loans	66,754	200,104
Trade payables	408,464	354,446
Income taxes	80,169	65,324
Accrued expenses	154,621	157,335
Other current liabilities	91,832	76,974

Total current liabilities	801,840	854,183
Long-term debt, excluding current installments	81,349	95,526
Accrued pension and severance cost	285,129	237,537
Other noncurrent liabilities	26,193	17,645

Total liabilities	1,194,511	1,204,891

Minority interests	156,245	181,389
Stockholders’ equity:
Common stock	167,242	165,287
Additional paid-in capital	394,088	392,456
Retained earnings	1,203,248	1,036,178
Accumulated other comprehensive income (loss)	(166,467)	(135,168)
Treasury stock	(6,161)	(277)

Total stockholders’ equity	1,591,950	1,458,476

Total liabilities and stockholders’ equity	2,942,706	2,844,756

		Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2002	2001

Allowance for doubtful receivables	12,031	11,091
Accumulated depreciation	1,077,694	1,025,107
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(68,524)	(52,660)
Net unrealized gains (losses) on securities	(1,168)	564
Minimum pension liability adjustments	(96,441)	(80,649)
Net losses on derivative financial instruments	(334)	(2,423)

Consolidated Statements of Income

		Millions of yen

	Year ended	Year ended
	Dec. 31, 2002	Dec. 31, 2001

Net sales	2,940,128	2,907,573
Cost of sales	1,540,097	1,626,959

Gross profit	1,400,031	1,280,614
Selling, general and administrative expenses	1,053,672	998,775

Operating profit	346,359	281,839
Other income (deductions):	(16,342)	(273)
Interest and dividend income	9,198	9,571
Interest expense	(6,788)	(10,712)
Other, net	(18,752)	868

Income before income taxes	330,017	281,566
Income taxes	134,703	115,154
Minority interests	4,577	2,543

Income before cumulative effect of change in	190,737	163,869
accounting principle
Cumulative effect of change in accounting principle, net of tax	—	3,692

Net income	190,737	167,561

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments.

Comprehensive income for the year ended December 31, 2002 and 2001 were ¥159,438 million and ¥178,975 million, respectively.

Constitution of Sales
100 MILLIONS OF YEN

*	Information related to consolidated results is described on page 42 and page 43 also.

INFORMATION ON SHARES

Closing of accounts:
     December 31 of each year

Ordinary general meeting of shareholders:
    March of each year

Record date for above:
     December 31 of each year
     Otherwise, if necessary, public notice will be given in advance in accordance with a resolution by the board of directors.

Certain date for interim dividends:
     June 30 of each year

Transfer agent:
     Mizuho Trust & Banking Co., Ltd.
     5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Business handling place of the agent:
     Head Office of Stock Transfer Agency Department,
     Mizuho Trust & Banking Co., Ltd.

Mailing address and telephone number of the agent:
     Business Office of Stock Transfer Agency Department
     Mizuho Trust & Banking Co., Ltd.
     17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722
     Telephone: 03(3642)4004

Intermediary offices:
     Branches of Mizuho Trust & Banking Co., Ltd.
     Head Office and Branches of Mizuho Asset Trust & Banking Co., Ltd.
     Head Office and Branches of Mizuho Investors Securities Co., Ltd.

Number of shares to constitute one unit of shares:
     1,000 shares

Newspaper in which public notice is inserted:
     The Nihon Keizai Shimbun published in Tokyo

Listed stock exchange:
     Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt am Main

Fee for issuing share certificate:
     The amount equivalent to stamp duty for issue of each new share certificate

*	Transfer agent “Mizuho Trust & Banking Co., Ltd” and intermediary “Mizuho Asset Trust & Banking Co., Ltd” are scheduled to merge as of March12, 2003.

Registered Head Office
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03(3758)2111

URL
Canon Inc.	http://canon.jp/
Canon Worldwide Network	http://canon.com/
Providing various information including the latest news about the Company